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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



25001952

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Jackson National Life Distributors LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Innovation Drive
(No. and Street)

Franklin	TN	37067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristine Lowry	(615) 861-5293	kristine.lowry@jackson.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

350 N. 5th Street, Suite 600	Minneapolis	MN	55401
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kristine Lowry, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Jackson National Life Distributors LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.


KATHRYN BIGNESS
STATE OF TENNESSEE NOTARY PUBLIC
WILLIAMSON COUNTY
My Commission Expires 10-14-2026

Signature: [signature]

Title: VP and Controller

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

JACKSON NATIONAL LIFE DISTRIBUTORS LLC

(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

JACKSON NATIONAL LIFE DISTRIBUTORS LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Table of Contents

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3–6



KPMG LLP
Suite 600
350 N. 5th Street
Minneapolis, MN 55401

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
Jackson National Life Distributors LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Jackson National Life Distributors LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1999.

Minneapolis, Minnesota
February 25, 2025

JACKSON NATIONAL LIFE DISTRIBUTORS LLC
(A Wholly Owned Subsidiary of Jackson National Life Insurance Company)

Statement of Financial Condition

December 31, 2024

Assets		
Cash and cash equivalents	$	17,374,831
Fees receivable from affiliate		13,029,126
Total assets	$	30,403,957
Liabilities and Member's Equity		
Liabilities:		
Payable to affiliate	$	13,191,399
Total liabilities		13,191,399
Member's equity:		
Total member's equity		17,212,558
Total liabilities and member's equity	$	30,403,957

See accompanying notes to statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) Organization

Jackson National Life Distributors LLC (the "Company"), a registered broker dealer under the Securities Exchange Act of 1934, serves as the principal distributor and sales and marketing organization for the Jackson National Life Insurance Company ("Jackson National Life") insurance and annuity products. The Company only engages in mutual fund and variable annuity transaction activity and does not receive any funds or securities directly. The Company does not engage in any other activities. The Company is a wholly owned subsidiary of Jackson National Life. Jackson National Life is a subsidiary of Jackson Financial Inc. ("Jackson Financial"). Jackson National Life is the sole member of the Company and is entitled to elect and remove directors and officers of the Company and is also entitled to 100% of the net profits or losses of the Company. Jackson National Life has no liability for any debt, obligation, or liability of the Company, except to the extent expressly assumed. The Company's business is reliant upon its relationship with Jackson National Life. Therefore, the Company's financial condition could be materially different if the Company operated on a stand-alone basis.

(b) Basis of Presentation

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks, including money market mutual funds.

The Company's cash and cash equivalents are financial instruments that are exposed to concentrations of credit risk. The Company invests its cash with high quality federally insured institutions. Cash balances with any one institution may be in excess of federally insured limits or may be invested in non-federally insured money market accounts. The Company has not realized any losses in such cash investments or accounts and believes it is not exposed to any significant credit risk.

As of December 31, 2024, cash and cash equivalents consisted of the following:

Cash	$ 881,449
Money market mutual fund	16,493,382
Total	$ 17,374,831

Money market mutual funds are carried at market value based on the reported net asset value.

(d) Recently Issued Accounting Standards

In July 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures", which requires public entities and registered broker dealers to make certain additional disclosures about the entity's reportable segments, including additional information about a reportable segment's expenses in interim and annual periods. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023. Effective for the annual period ended December 31, 2024, the Company adopted this ASU and included additional disclosures in the Segment Reporting subsection of the Significant Accounting Policies.

(e) Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer. The Company has identified its President as the chief operating decision maker ("CODM"). Per the Administrative Services Agreement with Jackson National Life, the Company's revenue is directly related to the expenses incurred and the Company is structured to be a break-even entity. As such, the CODM primarily uses the Expenses included in the Statement of Operations to evaluate the results of the business and manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to pay dividends to Jackson Financial Life. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The segment assets are reflected on the Statement of Financial Condition and the significant expenses are reported on the Statement of Operations. The accounting policies used to measure the financial results of the segment are the same as the significant accounting policies described herein.

(f) Income Taxes

Federal and state income taxes on net taxable earnings of a limited liability company are payable by the member in accordance with the Internal Revenue Code and each states statute. The Company is not allocated income tax from the taxable entity for any jurisdiction where the Company is treated as disregarded. Accordingly, no provision has been made for U.S. federal or state income taxes in the accompanying Statement of Financial Condition.

The Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's Statement of Financial Condition to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely than-not" threshold would be recorded as a tax benefit or expense in the current year. The Company has concluded that there was no impact related to uncertain tax positions for the year ended December 31, 2024. The Company's conclusions regarding tax positions will be subject to review and may be adjusted at a later date based on factors, including, but not limited to, ongoing analyses of tax laws, regulations, and interpretations thereof. The United States is the major tax jurisdiction for the Company, and the earliest tax year subject to examination is 2019.

(g) Use of Estimates

The accompanying Statement of Financial Condition has been prepared in accordance with accounting principles generally accepted in the United States of America, which requires management of the Company to make estimates and assumptions relating to the reported amount of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

(2) Fair Value

Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement* ("ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2024.

	Level 1	*Level 2*	*Level 3*	*Total*
Money market mutual fund	$16,493,382	—	—	$16,493,382

(3) Related Party Transactions

The Company has a cost allocation agreement (the "Agreement") with Jackson National Life whereby the Company assists in making arrangements with broker dealers for the distribution of Jackson National Life insurance and annuity products and in promoting the sale thereof through such broker dealers. Pursuant to the Agreement, the Company is required to perform various services, including technical assistance, training, and recruiting of qualified representatives. Certain operating expenses, including but not limited to employee and occupancy costs are allocated between Jackson National Life and the Company, based on applicable criteria as defined in the Agreement. Because of this Agreement, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties. Jackson National Life pays expenses on behalf of the Company in the normal course of business, which are subsequently reimbursed by the Company. As of December 31, 2024, the Company had a payable to Jackson National Life of $13,191,399 which is the payable to affiliate in the Statement of Financial Condition.

In conjunction with its services as the principal distributor and sales and marketing organization for the Jackson National Life insurance and annuity products, the Company has entered into Distribution Agreements with the JNL Series Trust, JNL Investors Series Trust, JNL Variable Fund LLC, and Jackson Variable Series Trust (the Trusts), open-end management investment companies registered under the Investment Company Act of 1940, pursuant to Distribution Plans adopted by the Trusts under the Securities and Exchange Commission (SEC) Rule 12b-1. The Company receives and records a monthly fee from the Trusts based upon the average daily net assets attributable to the Class A Shares of select funds in the Trusts. The Company had 12b-1 fees receivable from the Trusts of $13,029,126 as of December 31, 2024, which is the fees receivable from affiliate in the Statement of Financial Condition.

(4) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2024, the Company's ratio of aggregate indebtedness to net capital was 0.78 to 1 and net capital was $16,882,690, which was $16,003,263 in excess of the minimum capital required of $879,427. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

(5) Legal Matters

The Company is involved in various lawsuits or threatened legal proceedings arising in the normal course of business. In the opinion of management, the ultimate resolution of these matters will not have a material effect on the financial condition of the Company.

(6) Subsequent Events Evaluation

Management has evaluated the need for disclosures and/or adjustments resulting from subsequent events through February 25, 2025, the date the Statement of Financial Condition was available to be issued. This evaluation determined that there are no subsequent events that necessitated disclosure and/or adjustments.